SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------


                                 SCHEDULE 13E-3

                                 (RULE 13E-100)


           TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER


           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            Springs Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                            Springs Industries, Inc.
                               Crandall C. Bowles
                                 Leroy S. Close
                       Heartland Industrial Partners, L.P.
                      Heartland Springs Investment Company
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)


   Class A Common Stock, par value $.25 per share, of Springs Industries, Inc. Class B Common Stock, par value $.25 per share, of Springs Industries, Inc.
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                      851783 10 0 (Class A Common Stock)
                      851783 20 9 (Class B Common Stock)
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


           Crandall C. Bowles                        David A. Stockman
        Springs Industries, Inc.             Heartland Industrial Partners, L.P.
         205 North White Street                55 Railroad Avenue, 1st Floor
    Fort Mill, South Carolina 29715            Greenwich, Connecticut 06830
             (803) 547-1500                           (203) 861-2622
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)


                                 With copies to:

  Elliott V. Stein, Esq.      W. Leslie Duffy, Esq.     Benjamin F. Stapleton,
 Wachtell, Lipton, Rosen &   Cahill Gordon & Reindel             Esq.
           Katz                   80 Pine Street          Sullivan & Cromwell
    51 West 52nd Street      New York, New York 10005      125 Broad Street
 New York, New York 10019         (212) 701-3000       New York, New York 10004
      (212) 403-1000                                        (212) 558-4000

      This statement is filed in connection with (check the appropriate box):

      a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

      b. |_| The filing of a registration statement under the Securities Act of 1933.

      c. |_| A tender offer.

      d. |_| None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |X|

      Check the following box if the filing is a final amendment reporting the results of the transaction: |_|


                            CALCULATION OF FILING FEE
---------------------------------------|----------------------------------------
              Transaction              |          Amount of Filing Fee
              Valuation *              |
---------------------------------------|----------------------------------------
                                       |
              $507,894,093             |          $101,578.82
---------------------------------------|----------------------------------------


* For purposes of calculating the fee only. Calculated in accordance with Exchange Act Rule 0-11. Assumes (1) the purchase of 10,695,642 shares of Class A Common Stock, par value $.25 per share, and Class B Common Stock, par value $.25 per share, of Springs Industries, Inc. at a price of $46.00 per share in cash and (2) a cash-out of 1,965,673 options to purchase Class A Common Stock for an aggregate of $15,894,561.

|X| Check the box if any part of the fee is offset as provided by Exchange Act
    Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $101,578.82       Filing Party: Springs Industries, Inc.
                        -----------                     ------------------------

Form or Registration No.: Schedule 14A    Date Filed:  May 9, 2001
                          ------------                 -------------------------

                                  INTRODUCTION

            This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Transaction Statement") is being filed by (1) Springs Industries, Inc., a South Carolina corporation and issuer of the class A common stock, par value $.25 per share ("Class A Common Stock"), and the class B common stock, par value $.25 per share ("Class B Common Stock"), which are the subject of the Rule 13e-3 transaction ("Springs"), (2) Crandall C. Bowles, chairman and chief executive officer of Springs, (3) Leroy S. Close, a director of Springs, (4) Heartland Industrial Partners, L.P., a Delaware limited partnership ("Heartland") and (5) Heartland Springs Investment Company, a South Carolina corporation newly organized by Heartland ("Heartland Springs").

            This Transaction Statement relates to the Recapitalization Agreement, dated as of April 24, 2001, between Springs and Heartland Springs (the "Recapitalization Agreement"). Under the Recapitalization Agreement, Heartland Springs will be merged with and into Springs, with Springs as the surviving corporation (the "Recapitalization"). At the effective time of the Recapitalization, (i) each share of Class A Common Stock and Class B Common Stock not owned by the Close family (as defined below), by Heartland (or its co-investors), by members of management with respect to shares such members do not elect to convert into cash and by shareholders of Class B Common Stock who exercise their dissenters' rights, would be converted into the right to receive $46.00 in cash, (ii) each share of Class A Common Stock and Class B Common Stock owned by the Close family, by Heartland (and its co-investors) and by members of management with respect to shares such members do not elect to convert into cash, would remain outstanding and (iii) each share of common stock of Heartland Springs, all of which would be held by Heartland (and its co-investors), would be converted into one share of Class A Common Stock. The Close family consists of (1) certain descendants of Leroy Springs, Springs' founder, including Mrs. Bowles and Mr. Close; (2) certain trusts for the benefit of certain of such descendants and (3) certain privately owned companies controlled by such descendants and trusts. As a result of the Recapitalization, Springs would become privately held by the Close family, whose ownership interest in the Company's common stock would increase from approximately 41% to approximately 55%, and Heartland, whose ownership interest in the Company's common stock would be approximately 45%.

            Concurrently with the filing of this Transaction Statement, Springs is filing with the Securities and Exchange Commission a proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the annual meeting of shareholders of Springs at which the shareholders of Springs will consider and vote upon, among other things, a proposal to approve the Recapitalization Agreement and a proposal to amend Springs' articles of incorporation to exempt Springs from the restrictions on business combinations contained in the South Carolina Code. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1). The information in the Proxy Statement, including all appendices thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the provisions of the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.

ITEM 1.  SUMMARY TERM SHEET.

         The information contained in the section of the Proxy Statement entitled "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The information contained in the section of the Proxy Statement entitled "Summary-Recapitalization Participants" is incorporated herein by reference.

         (b) The information contained in the section of the Proxy Statement entitled "The Annual Meeting--Record Date; Outstanding Voting Securities" is incorporated herein by reference.

         (c) The information contained in the section of the Proxy Statement entitled "Comparative Per Share Market Price and Dividend Information" is incorporated herein by reference.

         (d) The information contained in the section of the Proxy Statement entitled "Comparative Per Share Market Price and Dividend Information" is incorporated herein by reference.

         (e)  Not applicable.

         (f)  Not applicable.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet-The Recapitalization," "Information About the Recapitalization Participants," "Special
              Factors-Shareholders Agreement" and "Directors and Executive Officers of Springs" is incorporated herein by reference.

         (b) The information contained in the section of the Proxy Statement entitled "Information About the Recapitalization
              Participants-Heartland" is incorporated herein by reference.

         (c)(1)-(5) The information contained in the sections of the Proxy Statement entitled "Information About the Recapitalization Participants-Heartland," "Information About the Recapitalization Participants-The Close Family," "Directors and Executive Officers of Springs" and "Election of Directors-Directors and Nominees" is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a)(1) Not applicable.

         (a)(2) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet," "The Annual Meeting-Vote Required," "Special Factors-Structure of the Recapitalization," "Special Factors-Background of the Recapitalization," "Special Factors-Recommendation of the Special Committee and the Springs Board; Springs' Purpose and Reasons for the Recapitalization," "Special Factors-Springs' Position Regarding the Fairness of the Recapitalization," "Special Factors-Opinion of UBS Warburg LLC," "Special Factors-The Close Family's Position Regarding the Fairness of the Recapitalization," "Special Factors-The Close Family's Purpose and Reasons for the Recapitalization," "Special Factors-Heartland's Position Regarding the Fairness of the Recapitalization," "Special Factors-Heartland's Purpose and Reasons for the Recapitalization," "Special Factors-Accounting Treatment" and "U.S. Federal Income Tax Consequences" is incorporated herein by reference.

         (c) The information contained in the sections of the Proxy Statement entitled "Special Factors-Structure of the Recapitalization," "Special Factors-Interests of Certain Persons in the Recapitalization," "The Recapitalization-Treatment of Management Incentive Plans" and "Dissenters' Rights" is incorporated herein by reference.

         (d) The information contained in the section of the Proxy Statement entitled "Dissenters' Rights" and in Appendix D to the Proxy Statement is incorporated herein by reference.

         (e) The information contained in the section of the Proxy Statement entitled "Where You Can Find More Information" is incorporated herein by reference.

         (f)  Not applicable.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a)(1)   Not applicable.

         (a)(2) The information contained in the section of the Proxy Statement entitled "Director and Executive Officer Compensation-Directors' Compensation" is incorporated herein by reference.

         (b) The information contained in the sections of the Proxy Statement entitled "Special Factors-Background of the Recapitalization," "Special Factors-Shareholders Agreement" and "The
              Recapitalization" is incorporated herein by reference.

         (c) The information contained in the sections of the Proxy Statement entitled "Special Factors-Background of the Recapitalization" and "Special Factors-Shareholders Agreement" is incorporated herein by reference.

         (e) The information contained in the sections of the Proxy Statement entitled "Special Factors-Background of the Recapitalization," "Special Factors-Interests of Certain Persons in the Recapitalization," "Special Factors-Shareholders Agreement," "Financing for the Recapitalization" and "The Recapitalization" is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (b) The information contained in the sections of the Proxy Statement entitled "Special Factors-Structure of the Recapitalization," "Special Factors-Certain Effects of the Recapitalization," "Special Factors-Plans for Springs after the Recapitalization" and "The Recapitalization-Recapitalization Consideration" is incorporated herein by reference.

         (c)(1)-(8) The information contained in the sections of the Proxy
                    Statement entitled "Special Factors-Structure of the Recapitalization," "Special Factors-Background of the Recapitalization," "Special Factors-Shareholders Agreement," "Special Factors-Certain Effects of the Recapitalization," "Special Factors-Plans for Springs after the Recapitalization," "Financing for the Recapitalization," "The Recapitalization" and "Comparative Per Share Market Price and Dividend Information" is incorporated herein by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         (a)-(c) The information contained in the sections of the Proxy Statement entitled "Special Factors-Background of the Recapitalization," "Special Factors-Recommendation of the Special Committee and the Springs Board; Springs' Purpose and Reasons for the Recapitalization," "Special Factors-Springs' Position Regarding the Fairness of the Recapitalization," "Special Factors-Opinion of UBS Warburg LLC," "Special Factors-The Close Family's Position Regarding the Fairness of the Recapitalization," "Special Factors-The Close Family's Purpose and Reasons for the Recapitalization," "Special Factors-Heartland's Position Regarding the Fairness of the Recapitalization" and "Special Factors-Heartland's Purpose and Reasons for the Recapitalization" is incorporated herein by reference.

         (d) The information contained in the sections of the Proxy Statement entitled "Summary," "Special Factors-Structure of the Recapitalization," "Special Factors-Recommendation of the Special Committee and the Springs Board; Springs' Purpose and Reasons for the Recapitalization," "Special Factors-Springs' Position Regarding the Fairness of the Recapitalization," "Special Factors-Opinion of UBS Warburg LLC," "Special Factors-The Close Family's Position Regarding the Fairness of the Recapitalization," "Special Factors-The Close Family's Purpose and Reasons for the Recapitalization," "Special Factors-Heartland's Position Regarding the Fairness of the Recapitalization," "Special Factors-Heartland's Purpose and

              Reasons for the Recapitalization," "Special Factors-Interests of Certain Persons in the Recapitalization," "Special Factors-Shareholders Agreement," "Special Factors-Certain Effects of the Recapitalization," "Special Factors-Plans for Springs after the Recapitalization," "Special Factors-Accounting Treatment," "Financing for the Recapitalization" and "U.S. Federal Income Tax Consequences" is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         (a)-(b) The information contained in the sections of the Proxy Statement entitled "Special Factors-Background of the Recapitalization," "Special Factors-Recommendation of the Special Committee and the Springs Board; Springs' Purpose and Reasons for the Recapitalization," "Special Factors-Springs' Position Regarding the Fairness of the Recapitalization," "Special Factors-Opinion of UBS Warburg LLC," "Special Factors-The Close Family's Position Regarding the Fairness of the Recapitalization," "Special Factors-The Close Family's Purpose and Reasons for the Recapitalization," "Special Factors-Heartland's Position Regarding the Fairness of the Recapitalization," "Special Factors-Heartland's Purpose and Reasons for the Recapitalization" and "Special Factors-Interests of Certain Persons in the Recapitalization" is incorporated herein by reference.

         (c) The information contained in the section of the Proxy Statement entitled "The Annual Meeting-Vote Required" is incorporated herein by reference.

         (d) The information contained in the sections of the Proxy Statement entitled "Special Factors-Background of the Recapitalization," "Special Factors-Special Committee," "Special Factors-Recommendation of the Special Committee and the Springs Board; Springs' Purpose and Reasons for the Recapitalization," "Special Factors-Springs' Position Regarding the Fairness of the Recapitalization" and "Special Factors-Opinion of UBS Warburg LLC" is incorporated herein by reference.

         (e) The information contained in the sections of the Proxy Statement entitled "Special Factors-Background of the Recapitalization," "Special Factors-Special Committee," "Special Factors-Recommendation of the Special Committee and the Springs Board; Springs' Purpose and Reasons for the Recapitalization" and "Special Factors-Springs' Position Regarding the Fairness of the Recapitalization" is incorporated herein by reference.

         (f)  Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         (a)-(c) The information contained in the sections of the Proxy Statement entitled "Special Factors-Background of the Recapitalization," "Special Factors-Recommendation of the Special Committee and the Springs Board;

                  Springs' Purpose and Reasons for the Recapitalization," "Special Factors-Springs' Position Regarding the Fairness of the Recapitalization" and "Special Factors-Opinion of UBS Warburg LLC" and in Appendix B to the Proxy Statement is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         (a)-(b) The information contained in the section of the Proxy Statement entitled "Financing for the Recapitalization" is incorporated herein by reference.

         (c) The information contained in the section of the Proxy Statement entitled "The Recapitalization-Estimated Fees and Expenses of the Recapitalization" is incorporated herein by reference.

         (d)(1)-(2) The information contained in the section of the Proxy Statement entitled "Financing for the Recapitalization" is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information contained in the sections of the Proxy Statement entitled "Information About the Recapitalization Participants-The Close Family" and "Other Annual Meeting Matters-Security Ownership of Certain Beneficial Owners and Management as of February 15, 2001" is incorporated herein by reference.

         (b)  Not applicable.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

         (d) The information contained in the sections of the Proxy Statement entitled "The Annual Meeting-Vote Required," "Special Factors-Structure of the Recapitalization," "Special Factors-Special Committee," "Special Factors-Recommendation of the Special Committee and the Springs Board; Springs' Purpose and Reasons for the Recapitalization," "Special Factors-Springs' Position Regarding the Fairness of the Transaction," "Special Factors-Opinion of UBS Warburg LLC," "Special Factors-The Close Family's Position Regarding the Fairness of the Recapitalization," "Special Factors-The Close Family's Purpose and Reasons for the Recapitalization" and "Special Factors-Interests of Certain Persons in the Recapitalization" is incorporated herein by reference.

         (e) The information contained in the sections of the Proxy Statement entitled "Special Factors-Recommendation of the Special Committee and the Springs Board; Springs' Purpose and Reasons for the Recapitalization," "Special Factors-Springs' Position Regarding the Fairness of the Transaction" and "Special Factors-Opinion of UBS Warburg LLC" is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

         (a)(1)-(4) The information contained in the section of the Proxy Statement entitled "Selected Historical Consolidated Financial Data" and in Springs' Consolidated Financial Statements on pages 13 through 24 of Springs' 2000 Annual Report to Shareholders, filed with the Securities and Exchange Commission on March 28, 2001 as part of Exhibit 13 to Springs' Annual Report on Form 10-K for the fiscal year ended December 30, 2000, is incorporated herein by reference.

         (b)(1)-(3)     Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a)-(b) The information contained in the section of the Proxy Statement entitled "The Annual Meeting-Proxy Solicitation" is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

         (b) The information contained in the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS.

         (a)(1)   Preliminary Proxy Statement filed by Springs Industries,
                  Inc. with the Securities and Exchange Commission on May 9, 2001 under cover of Schedule 14A (incorporated by reference to the Proxy Statement filed by Springs Industries, Inc. on
                  May 9, 2001 under cover of Schedule 14A).

         (a)(2) Form of Proxy Cards to be sent to holders of Class A Common Stock, Class B Common Stock and Class A Common Stock allocated under the Springs of Achievement Partnership Plan, filed with the Securities and Exchange Commission along with the Proxy Statement (incorporated by reference to the Proxy Statement filed by Springs Industries, Inc. on May 9, 2001 under cover of Schedule 14A).

         (a)(3) Press release issued by Springs Industries, Inc., dated April 25, 2001 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Springs Industries, Inc. on April 30, 2001).

         (b) Commitment Letter, dated as of April 24, 2001, to Heartland Springs Investment Company from The Chase Manhattan Bank and J.P. Morgan Chase & Co., a division of Chase Securities Inc. (incorporated by reference to Exhibit 99.6 of Amendment No. 1 to Schedule 13D for Springs Industries, Inc. filed on
                  April 30, 2001).

         (c)(1) Opinion of UBS Warburg LLC (incorporated by reference to Appendix B of the Proxy Statement filed by Springs Industries, Inc. on May 9, 2001 under cover of Schedule 14A).

         (c)(2) Financial presentation materials of UBS Warburg LLC, dated April 24, 2001.

         (d)(1) Recapitalization Agreement, dated as of April 24, 2001, between Springs Industries, Inc. and Heartland Springs Investment Company (incorporated by reference to Appendix A of the Proxy Statement filed by Springs Industries, Inc. on May 9, 2001 under cover of Schedule 14A).

         (d)(2) Shareholders Agreement, dated as of April 24, 2001, by and among the Persons listed on the signature pages thereof (incorporated by reference to Exhibit 99.10 of Amendment No. 1 to Schedule 13D for Springs Industries, Inc. filed on
                  April 30, 2001).

         (f) Sections 33-13-101 through 33-13-310 of the South Carolina Business Corporation Act (incorporated by reference to Appendix D of the Proxy Statement filed by Springs Industries, Inc. on May 9, 2001 under cover of Schedule 14A).

         (g)      Not applicable.

                                    SIGNATURE

      After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Transaction Statement is true, complete and correct.



Date:  May 9, 2001                     SPRINGS INDUSTRIES, INC.

                                       By: /s/ Crandall C. Bowles
                                           -----------------------------------
                                           Crandall C. Bowles, Chairman of the
                                           Board and Chief Executive Officer


Date: May 9, 2001                      /s/ Crandall C. Bowles
                                       ---------------------------------------
                                       Crandall C. Bowles


Date: May 9, 2001                      /s/ Leroy S. Close
                                       ---------------------------------------
                                       Leroy S. Close


Date: May 9, 2001                      HEARTLAND INDUSTRIAL PARTNERS, L.P.

                                       By: Heartland Industrial Associates, LLC,
                                           its general partner

                                       By: /s/ David A. Stockman
                                           -----------------------------------
                                           Name:  David A. Stockman
                                           Title: Senior Managing Director


Date: May 9, 2001                      HEARTLAND SPRINGS INVESTMENT COMPANY

                                       By: /s/ David A. Stockman
                                           -----------------------------------
                                           Name:  David A. Stockman
                                           Title: President

                                  EXHIBIT INDEX


Exhibit No.    Description
-----------    -----------
(a)(1)         Preliminary Proxy Statement filed by Springs Industries, Inc.
               with the Securities and Exchange Commission on May 9, 2001 under cover of Schedule 14A (incorporated by reference to the Proxy
               Statement filed by Springs Industries, Inc. on May 9, 2001 under cover of Schedule 14A).

(a)(2) Form of Proxy Cards to be sent to holders of Class A Common Stock, Class B Common Stock and Class A Common Stock allocated under the Springs of Achievement Partnership Plan, filed with the Securities and Exchange Commission along with the Proxy Statement (incorporated by reference to the Proxy Statement filed by Springs Industries, Inc. on May 9, 2001 under cover of Schedule
               14A).

(a)(3) Press release issued by Springs Industries, Inc., dated April 25, 2001 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Springs Industries, Inc. on April 30,
               2001).

(b) Commitment Letter, dated as of April 24, 2001, to Heartland Springs Investment Company from The Chase Manhattan Bank and J.P. Morgan Chase & Co., a division of Chase Securities Inc. (incorporated by reference to Exhibit 99.6 of Amendment No. 1 to
               Schedule 13D for Springs Industries, Inc. filed on April 30,
               2001).

(c)(1) Opinion of UBS Warburg LLC (incorporated by reference to Appendix B of the Proxy Statement filed by Springs Industries, Inc. on
               May 9, 2001 under cover of Schedule 14A).

(c)(2)         Financial presentation materials of UBS Warburg LLC, dated
               April 24, 2001.

(d)(1) Recapitalization Agreement, dated as of April 24, 2001, between Springs Industries, Inc. and Heartland Springs Investment Company (incorporated by reference to Appendix A of the Proxy Statement filed by Springs Industries, Inc. on May 9, 2001 under cover of
               Schedule 14A).

(d)(2) Shareholders Agreement, dated as of April 24, 2001, by and among the Persons listed on the signature pages thereof (incorporated by reference to Exhibit 99.10 of Amendment No. 1 to Schedule 13D for Springs Industries, Inc. filed on April 30, 2001).

(f) Sections 33-13-101 through 33-13-310 of the South Carolina Business Corporation Act (incorporated by reference to Appendix D of the Proxy Statement filed by Springs Industries, Inc. on May 9, 2001 under cover of Schedule 14A).

(g)            Not applicable.




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